EXHIBIT 12. STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                  (UNAUDITED)

                               1989         1990         1991           1992    1993
                              ------       ------       -------        ------  -------
                                         (IN MILLIONS)
Income (loss) before taxes
 and share of earnings of
 international equity
 affiliates.................  $509.7       $118.1       $(120.8)       $220.3  $(331.4)
Adjustments to earnings
 (loss):
  Minority interest in
   majority-owned
   subsidiaries
   having fixed charges.....     7.1          6.6           8.9           9.1     10.4
  Share of earnings (loss)
   before taxes of fifty
   percent owned equity
   affiliates...............    14.3          9.7           6.8          (3.6)     3.2
  Distributed income of less
   than fifty percent owned
   equity affiliates and
   share of loss, if any, if
   debt is guaranteed.......     --           --            --           14.5      --
  Previously capitalized
   interest amortized during
   the period...............     4.5          5.3           7.1           5.8      5.8
  Fixed charges net of
   capitalized interest.....   207.0        246.8         291.5         247.6    219.8
                              ------       ------       -------        ------  -------
Earnings (loss) before taxes
 and fixed charges as
 adjusted...................  $742.6       $386.5       $ 193.5        $493.7  $ (92.2)
                              ======       ======       =======        ======  =======
Fixed charges (see below)...  $229.5       $296.2       $ 296.7        $250.5  $ 228.7
                              ======       ======       =======        ======  =======
Ratio of earnings to fixed
 charges....................     3.2x(/1/)    1.3x(/1/)    (/2/) (/1/)    2.0x   (/2/) (/1/)
                              ======       ======       =======        ======  =======
Fixed charges:
  Interest incurred.........  $180.4       $248.8       $ 252.5        $211.8  $ 192.1
  Share of interest incurred
   of fifty percent owned
   equity affiliates........    31.9         25.8          20.7          15.0     12.7
  Portion of rental expense
   which represents an
   appropriate interest
   factor...................    13.7         18.4          19.9          20.1     20.7
  Share of portion of rental
   expense which represents
   an appropriate interest
   factor for fifty percent
   owned equity affiliates..     1.1          0.8           0.7           0.7      0.9
  Portion of fixed amount
   payable under the
   Westbrook biomass
   cogeneration facility
   power sales agreement....     2.4          2.4           2.9           2.9      2.3
                              ------       ------       -------        ------  -------
Total fixed charges.........   229.5        296.2         296.7         250.5    228.7
  Less:
    Capitalized interest....   (22.5)       (49.4)         (5.2)         (2.9)    (8.9)
                              ------       ------       -------        ------  -------
Total fixed charges net of
 capitalized interest.......  $207.0       $246.8       $ 291.5        $247.6  $ 219.8
                              ======       ======       =======        ======  =======

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(1) Excluding the special items referred to on page 36 of the Company's 1993
  Annual Report to Shareholders, the ratio of earnings to fixed charges would have been 2.7, 1.9, 1.5 and 1.7 for 1989, 1990, 1991 and 1993, respectively.
(2) Earnings did not cover fixed charges by $103.2 million and $320.9 million in 1991 and 1993, respectively.